UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                                 SEC File Number
                                                                     0-23506

                                                                    CUSIP Number
                                                                    747748 10 1

(Check one)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  June 30, 2000

         [ ]     Transition Report on Form 10-K and Form 10-KSB

         [ ]     Transition Report on Form 20-F

         [ ]     Transition Report on Form 11-K

         [ ]     Transition Report on Form 10-Q and Form 10-QSB

         [ ]     Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: Diva Entertainment, Inc.

         Former Name if Applicable:  Quasar Projects Company

         Address of Principal Executive Office (Street and Number): 180 Varick Street, 13th Floor

         City, State and Zip Code:   New York, New York 10014

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]   (a)    The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

         [X]   (b)    The subject annual report, semi-annual report,
                      transition report on Form 10-K, 10-KSB, 20-F, 11-K or
                      Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]   (c)    The accountants statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company recently changed its certified public accountants. As a result, the Company, along with these new accountants, need additional time to prepare a complete and accurate Form 10-KSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Peter C. Zachariou        (212) 807-6994
         ------------------------- --------------------------------
         (Name)                    (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  [X]  Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations from the fiscal year ended June 30, 2000 will differ significantly from the results of operations for the fiscal year ended June 30, 1999, as a result of (i) improvements in operating efficiencies and expansion, and (ii) the resolution of litigation previously provided for. Specifically, management estimates that the Company's total revenues for the twelve months ended June 30, 2000 will be approximately $2,249,000 or an increase of $392,000 as compared to total revenues of $1,857,000 for the twelve months ended June 30, 1999. In addition, management estimates that the Company will realize net profit for the twelve months ended June 30, 2000 of approximately $245,000 as compared to a net loss of $830,000 for the twelve months ended June 30, 1999.

                            Diva Entertainment, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  September 29, 2000                By: /s/ PETER C. ZACHARIOU
                                                     -----------------------
                                                  Name: Peter C. Zachariou
                                                  Title: President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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